UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

Commission File Number: 001-33841

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

(Full title of the Plan)

VULCAN MATERIALS COMPANY

(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242

(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company

Vulcan 401(k) Plan

Financial Statements as of December 31, 2014 and 2013,

and for the Year Ended December 31, 2014.

Supplemental Schedule as of December 31, 2014,

and Report of Independent Registered Public Accounting Firm.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

TABLE OF CONTENTS

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013		2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014		3
Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014		4
SUPPLEMENTAL SCHEDULE		15
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2014		16
Note:

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

SIGNATURES		17
EXHIBIT
23(a)	Consent of Independent Registered Public Accounting Firm	Exhibit 23(a)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Vulcan 401(k) Plan

Birmingham, Alabama

We have audited the accompanying statements of net assets available for benefits of Vulcan 401(k) Plan  (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 23, 2015

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS:
Interest in Vulcan Materials Company Retirement Savings
Trust, at fair value	$596,234,649	$316,668,564

Receivables:
Employer contributions receivable	9,392,064	6,802,240
Notes receivable from participants	19,799,085	15,497,038

Net assets available for benefits, at fair value	625,425,798	338,967,842

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(737,675)	(454,500)

NET ASSETS AVAILABLE FOR BENEFITS	$624,688,123	$338,513,342

See notes to financial statements.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS:
Investment income for interest in
Vulcan Materials Company Retirement Savings Trust	$40,196,468

Interest income on notes receivable from participants	827,632

Contributions:
Participants	25,349,298
Employer	27,007,804

Total contributions	52,357,102

Total additions to net assets	93,381,202

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	94,556,269
Administrative expenses	872,339

Total deductions from net assets	95,428,608

Decrease in net assets before Plan transfers	(2,047,406)

Net transfers of participants' investment
from other Vulcan Materials Company Plans	288,222,187

INCREASE IN NET ASSETS	286,174,781

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	338,513,342

End of year	$624,688,123

See notes to financial statements.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1: DESCRIPTION OF THE PLAN

GENERAL

The Vulcan 401(k) Plan (Plan), a defined contribution employee benefit plan established effective July 15, 2007, and most recently restated effective January 1, 2014, provides for accumulation of savings, including ownership of common stock of Vulcan Materials Company (Company) for:

▪	all qualified employees of the Company hired on or after July 15, 2007
▪	any employee who was eligible to participate in the Vulcan Materials Company Thrift Plan for Salaried Employees immediately prior to January 1, 2014
▪

any employee who was eligible to participate in the Vulcan Materials Company Construction Materials Divisions Hourly Employee Savings Plan who transfers to a salaried position on or after January 1, 2014

Effective January 1, 2014, the Vulcan Materials Company Thrift Plan for Salaried Employees (Thrift Plan) merged with the Plan. On January 1, 2014, Thrift Plan assets totaling approximately $290,000,000 were transferred to the Plan.

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on Vulcan Materials Company common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s defined contribution employee benefit plans (as defined in the Plan). In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (Master Trust). For the years ended December 31, 2014 and 2013, there were no material transfers to or from the Plan other than the transfer of Thrift Plan assets as noted above.

All assets of the Plan are held by The Northern Trust Company of Chicago, Illinois (Trustee). Aon Hewitt (Recordkeeper) is the recordkeeper for the Plan.

Participation and Vesting

Generally, all qualified employees participate on the first day of employment. Participants are fully vested in all contributions at all times.

Contributions

The Plan is funded through contributions by participants and the Company. The Plan provides for three types of employee contributions to the Plan: pay conversion contributions (pretax contributions),  after-tax contributions and Roth contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as  pretax contributions, after-tax contributions, Roth contributions or any combination of the three.  Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

The Company expects to make matching contributions to match a portion of an employee’s contribution equal to 100% of that contribution, not to exceed 6% of the employee’s earnings. In addition, the Company will make an annual employer contribution of at least 3% of the earnings of each participant. The annual employer contribution totaled $9,392,064 for the year ended December 31, 2014.

INVESTMENT OPTIONS

Participants may invest in 18 separate investment funds of the Plan or in a self-directed fund in proportions elected by the participant. The Company’s matching contributions are invested in the Company stock fund, which invests primarily in the Company’s common stock, and are available for immediate reallocation by the participant. The Company’s annual employer contributions are invested as selected by the participant. In the event that no contribution investment election is made by the participant, the annual employer contribution is invested into a target fund based on the participant’s year of birth.

Participant Accounts

Separate accounts are maintained for each investment option: pretax contributions, after-tax contributions, Roth contributions, rollovers and transfers, and Company contributions and accumulated earnings thereon. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Benefits paid to participants

A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $1,000, in which case the participant may defer distribution until age 70-1/2. Distributions are made in cash, except that the portion invested in common stock of the Company may be distributed in whole shares of such stock, if requested by the participant or beneficiary.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account subject to certain restrictions (as defined in the Plan). However, no portion of an actively employed participant’s pretax contribution account may be distributed to him or her before age 59-1/2, unless the Administrative Committee, which consists of at least three members appointed by the Chief Executive Officer of the Company, approves a “hardship” withdrawal (as defined in the Plan).

Notes Receivable from participants

A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions can be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. Additionally, in no event will a participant be permitted to have more than three loans outstanding at a time.

A loan is considered a note receivable of the Plan. The participant’s account will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s account in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months. The annual interest rate for a loan is determined by adding 1% to the Wall Street Journal Prime Rate or as otherwise determined by the Administrative Committee at the time the application for the loan is made. The rate may not exceed the maximum rate for such loans permitted by law. The average rate of interest on loans approximated 4.3% as of December 31, 2014 and 2013.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP).

Valuation of Investments and Income Recognition

The Plan’s investment in the Master Trust (established by the Company and administered by the Trustee) is presented at fair value, which has been determined based on the fair values of the underlying investments of the Master Trust.

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year. Investments in common/collective-trust funds are stated at estimated fair value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at fair value and then adjusted to contract value as described below. The stable value fund’s fair value is the fair value of its underlying investments and  its contract value is principal plus accrued interest.

In accordance with Accounting Standards Codification (ASC) 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Others, the stable value fund is included at fair value in the participants’ accounts in the accompanying Statements of Net Assets Available for Benefits, and an additional line is presented representing the adjustment from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Valuation of Investments (Securities with no Quoted Market Prices)

Securities that have no quoted market price are stated at their estimated fair value. Many factors are considered in arriving at that fair value. In general, however, corporate debt instruments and government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain other equity instruments are valued at the quoted market price of the issuer’s unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings. The multiple chosen is consistent with multiples of similar companies based on current market prices. The fair value of venture capital and partnership investments has been estimated by management in the absence of readily determinable fair values. Management’s estimates are based upon information provided by the general partners. The methods employed by the general partners include consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar quality ratings, maturity, terms and conditions.

Use of Estimates and Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including corporate stocks, a stable value fund, corporate debt investments, government securities, other investments,  short-term investments,  common/collective-trusts, and commingled funds holding principally venture capital and partnership investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2014 or 2013.

Payment of Benefits

Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan that had not been paid at December 31, 2014 or 2013.

Administrative Expenses

All reasonable expenses for administration of the Plan may be paid out of the Plan’s trust unless paid by the Company. For the year ended December 31, 2014, participants were assessed a flat fee of $7.50 per month to cover administrative expenses.

NOTE 3: STABLE VALUE FUND — SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides a self-managed stable value investment option (Fund or Synthetic Guaranteed Investment Contract) that simulates the performance of a guaranteed investment contract (GIC), whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund is comprised of a portfolio of bonds and other fixed income securities and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value

Certain events may limit the ability of the Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

a.	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
b.	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
c.	Any transfer of assets from the Fund directly into a competing investment option
d.	The establishment of a defined contribution plan that competes with the Plan for employee contributions
e.	Complete or partial termination of the Plan or its merger with another plan

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:  any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer; any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow;  and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Plan management believes that the occurrence of events that may limit the ability of the Fund to transact at contract value is not probable.

AVERAGE YIELDS OF THE STABLE VALUE FUND

	2014	2013
Average yields:
Based on annualized earnings (1)	2.76%	2.97%
Based on interest rate credited to participants (2)	2.90%	3.20%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

NOTE 4:  INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. The Plan has interests in certain assets held in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The fair value of investments of the Master Trust at December 31, 2014 and 2013 is summarized as follows:

	2014	2013

Vulcan Materials Company common stock (1)	$133,580,924	$230,676,086
Stable value fund	25,252,118	35,140,711
Corporate debt investments	106,916,576	89,700,251
Government securities	51,851,229	42,952,417
Other investments:
Asset backed securities	4,141,904	4,381,785
Commodity funds	19,480,439	23,773,521
Domestic equities	507,924,876	492,302,266
Short-term investments	58,269,909	86,718,505
Interest in common/collective-trusts	497,242,341	361,004,694
Commingled funds holding principally venture capital
and partnership investments	109,933,200	88,481,939

Total assets	1,514,593,516	1,455,132,175

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Stable value fund)	(1,873,890)	(2,088,487)

Total assets at contract value	$1,512,719,626	$1,453,043,688

Percentage of Plan's investments in the
Master Trust's investments	39.4%	21.8%

(1)	The Master Trust’s investment in the Company’s common stock is held solely by participants in the Company’s defined contribution plans.

The total investment income of the Master Trust for the year ended December 31, 2014 is summarized as follows:

Interest	$7,326,379
Dividends	3,042,637
Other income	514,121
Net investment gain	135,898,765

Total	$146,781,902

NOTE 5: FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs that are derived principally from or corroborated by observable market data

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement

The following tables set forth, by Level within the fair value hierarchy, the Master Trust’s investment assets at fair value:

	As of December 31, 2014
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$133,580,924	$133,580,924	$0	$0
Stable value fund	25,252,118	0	25,252,118	0
Corporate debt investments	106,916,576	0	106,916,576	0
Government securities	51,851,229	0	51,851,229	0
Other investments:
Asset backed securities	4,141,904	0	4,141,904	0
Commodity funds	19,480,439	0	19,480,439	0
Domestic equities	507,924,876	1,013,205	506,911,671	0

Total other investments	531,547,219	1,013,205	530,534,014	0

Short-term investments	58,269,909	0	58,269,909	0
Interest in common/collective trusts	497,242,341	0	497,242,341	0
Commingled funds holding principally venture
capital and partnership investments	109,933,200	0	0	109,933,200

Total investment assets at fair value	$1,514,593,516	$134,594,129	$1,270,066,187	$109,933,200

	As of December 31, 2013
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$230,676,086	$230,676,086	$0	$0
Stable value fund	35,140,711	0	35,140,711	0
Corporate debt investments	89,700,251	0	89,700,251	0
Government securities	42,952,417	0	42,952,417	0
Other investments:
Asset backed securities	4,381,785	0	4,381,785	0
Commodity funds	23,773,521	0	23,773,521	0
Domestic equities	492,302,266	1,947,650	490,354,616	0

Total other investments	520,457,572	1,947,650	518,509,922	0

Short term investments	86,718,505	0	86,718,505	0
Interest in common/collective trusts	361,004,694	0	361,004,694	0
Commingled funds holding principally venture
capital and partnership investments	88,481,939	0	0	88,481,939

Total investment assets at fair value	$1,455,132,175	$232,623,736	$1,134,026,500	$88,481,939

Asset Valuation Techniques

The Plan’s investments are measured at fair value on a recurring basis in the accompanying Statements of Net Assets Available for Benefits. The following methods and assumptions were used to estimate the fair values. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Vulcan Materials Company Common Stock — The fair value of Vulcan Materials common stock is based on the quoted market price.

Stable Value Fund — The fair value of the stable value fund is calculated by valuing the underlying assets using quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data.

Corporate Debt Investments — The fair values of corporate debt investments are based on current market rates and credit spreads for debt investments with similar maturities.

Government Securities — These investments consist of U.S. government, foreign government and government agency debt investments. The fair values of these securities are based on current market rates and credit spreads for securities with similar maturities.

Other Investments — These investments include common stock, preferred stock, mutual funds, asset backed securities  and other equity investments. For investments publicly traded on a national securities exchange, the fair value is based on quoted market prices. For investment funds not traded on an exchange, the total fair value of the underlying securities is used to determine the net asset value for each unit of the fund held by the Master Trust. The estimated fair values of the underlying securities are generally based on quoted market prices. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value.

Short-term Investments — These investments include various publicly-traded money market funds that are valued based on quoted market prices. It also includes short-term investment funds. The fair value of these investments is calculated by valuing the underlying assets using inputs that are corroborated by observable market data.

Interest in Common/Collective Trusts — The fair value for these investments is calculated by utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

Venture Capital and Partnership Investments — The venture capital and partnerships asset category consists of various limited partnership funds, mezzanine debt funds and leveraged buy-out funds. The fair value of these investments has been estimated based on methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, the current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar maturities, terms, conditions and quality ratings. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value of these securities.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Level 3 Gains and Losses

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Commingled
Funds Holding
Principally
Venture Capital
and Partnership
Investments

Balance, December 31, 2012	$97,996,236

Total gains for the period included in changes in net assets	10,595,473

Purchases, Sales and Settlements:
Purchases	5,220,864
Sales	(6,517,090)
Settlements	(18,813,544)

Balance, December 31, 2013	$88,481,939

Total gains for the period included in changes in net assets (1)	34,071,110

Purchases, Sales and Settlements:
Purchases	8,147,878
Sales	(3,255,117)
Settlements	(17,832,144)

Transfers into (out of) Level 3	319,534

Balance, December 31, 2014	$109,933,200

(1)	The total gains for the period include $29,329,062 in unrealized gains related to assets still held at December 31, 2014.

Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013,  transfers between levels were $319,534 and $0, respectively.

Net Asset Value Per Share

The following tables set forth information related to Level 3 venture capital and partnership investments held by the Master Trust for which fair value is measured using net asset value per share:

	As of December 31, 2014
		Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$69,006,155	$3,796,000	0-6 years
Secondary private equity funds	28,175,186	10,574,000	0-4 years
Mezzanine funds	8,634,458	1,250,000	0-5 years
Leveraged buyout and growth capital funds	4,112,877	883,000	0-2 years
Independent power funds	4,524	0	0 years

Total	$109,933,200	$16,503,000

	As of December 31, 2013
		Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$42,717,049	$7,669,000	0-7 years
Secondary private equity funds	28,584,348	16,717,000	0-5 years
Mezzanine funds	11,205,066	1,250,000	0-6 years
Leveraged buyout and growth capital funds	5,966,365	883,000	0-3 years
Independent power funds	9,111	0	0 years

Total	$88,481,939	$26,519,000

These investments cannot be redeemed during the life of the funds; although, such investments may be liquidated through secondary markets, subject to negotiated terms. Distributions are received through the liquidation of the underlying assets of the funds. It is expected that the underlying assets will be liquidated over the remaining life and any contractual extension of the investment agreements.

The venture capital funds invest in early-stage, high potential growth companies. The secondary private equity funds acquire pre-existing commitments made by others to private equity and other alternative investment funds. The mezzanine funds invest in subordinated debt or preferred equity instruments of established firms. The leveraged buyout and growth capital funds invest in large privately negotiated equity instruments. The independent power funds invest in electricity generation and related assets.

NOTE 6:  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

NOTE 7: FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company (by letter dated May 27, 2014) that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 8: EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2014 and 2013, the Master Trust held 1,973,311 and 3,805,081 shares, respectively, of common stock of the Company with a cost basis of $102,314,039 and $178,701,160, respectively. During the year ended December 31, 2014, the Master Trust recorded dividend income of $587,123 attributable to its investment in the Company’s common stock.

NOTE 9: NEW ACCOUNTING STANDARD

ACCOUNTING STANDARD PENDING ADOPTION

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). ASU 2015-07 impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. This ASU’s amendments eliminate the requirement to classify these investments within the fair value hierarchy. The new guidance is effective for reporting periods beginning after December 15, 2015 and early adoption is permitted. The ASU is to be applied retrospectively to all periods presented in an entity’s financial statements. The Plan did not early adopt this guidance. The adoption will not have a material effect on the Plan’s Statements of Net Assets available for Benefits or Statement of Changes in Net Assets Available for Benefits. Plan management is assessing the impact on the disclosures in the notes to the financial statements.

SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

Employer ID No: 63-0366371

Plan No: 041

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

(c) Description of Investment, Including
(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a) Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

* Various Plan participants	Participant loans at an average interest rate
	of 4.3% maturing in 1 to 60 months	**	$19,799,085

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY

vULCAN 401(k) PLAN

 /s/ Charles D. Lockhart

     Charles D. Lockhart

     Chairman of the Administrative Committee

Date:  June 23, 2015